June 26, 2008

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Review Letter Received Dated May 9, 2008

Dear Mrrs. Dana Brown and William Kearns:

The following by item is Javo Beverage Company, Inc.’s (“Javo”) responses to the comment letter reference above.  We have repeated the comment for ease of review.

Facing Page

Comment 1.

We note that the facing page of your form 10-K discloses that you have registered Series-A Junior Participating Preferred Stock.  We see no further disclosure regarding these shares.  Please explain this omission or revise your disclosure.

Response 1.

The Series A Junior Participating Preferred stock is the class of securities underlying our stockholder rights agreement (also known as a "poison pill"). The securities were registered on September 24, 2002 on Form 10SB12G/A.  None of the shares have been issued and these securities will not be issued unless the rights under the stockholder rights agreement are triggered.

Non-GAAP – EBITDA, page 16

Comment 2.

We note your use of the non-GAAP performance measure referred to as EBITDA.  You[r] rationale for presentation is because you deem this measure as a useful to management and investors to compare your “performance to that of other company in (your) industry.”   Yet, we also note your disclosure that the measure “may be of limited usefulness as a comparative measure: as other companies calculate EBITDA differently.  It appears that the use of this non-GAAP performance measure is not in compliance with the guidelines outlined in FR-65 and Item 10 of Regulation S-K.  Specifically, these guidelines prohibit presentation of non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain that is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  Further based on your reconciliation and related adjustments for derivative income and option expense, it does not appear this measure represents EBITDA.  According please remove this presentation here and throughout your filing, or tell us why your presentation complies with FR-65 and Item 10 of Regulation S-K.  In your response, also tell us how you considered Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website.

Response 2.

Although as we discussed in the Form 10-K filing, we believe the disclosure of non-GAAP EBITDA is a useful disclosure to shareholders and investors in understanding our financial performance, it is now apparent that we have not meet the standard enumerated by Item 10 of Regulation S-K with consideration of the questions and answers presented in the Frequently Asked Questions related to non-GAAP disclosures on the SEC website.  We propose to remove such disclosures from any future filings.

Financial Statements and Supplementary Data

Notes to the Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenues, F-10

Comment 3.

We note from your disclosure on page 2 that you sell coffee, teas and specialty beverages through the use of dispenser-based systems.  It appears from the disclosure on page 4 that you manage all aspects of the equipment program related to the dispenser systems.  Please provide a detailed discussion of your revenue generating activities.  You[r] discussion should specifically address whether you receive a separate fee for the dispenser system and a separate fee for the beverages or if the fee charges is all inclusive.  We may have further comments based on your response.

Response 3.

Javo sells its bag-in-box dispensed coffee and tea products to broad line and specialty distributors such as Sysco Foods, US Foodservice, Coremark and McLane at an established single price with no separate fee for the dispenser systems.  The distributor sells and delivers the bag-in-box products to the operator/users.  The operator/users serve the products through the dispenser system to their customers, employees and/or patients.  The typical operator/users include hospitals, casinos, health care facilities, restaurants, hotels and convenience stores.  Javo manages the installation, service and maintenance of the coffee and tea dispensers using an independent dispatching company and a network of independent service agents located across the United States.

Comment 4.

It appears from your disclosure that sales are recorded net of sales returns and discounts.  Please disclose any significant terms and conditions including customer acceptance provisions and other post-delivery obligations and related accounting policies.

Response 4.

Javo’s net sales are reported after cash discounts for early payment of distributor accounts receivables.  A limited number of our distributors have negotiated payment terms with cash discounts for early payments, usually 2% 10 net 30.  In 2007, the cash discounts taken were $47,944.  The amount of these cash discounts reducing gross sales represents less than 0.4% of gross sales for each of the years.

As to sales returned, the Company generally does not receive and does not anticipate receiving any material amount of product returns.  Periodically, after requests in writing from the distributor/customers and after our confirmation and approval of quantities, dates and amount of credit, the Company will grant a distributor a credit to be applied for out-of-code product.  Total credits issued in 2007 for out-of-code products were $31,355 or 0.025% of gross sales.

Comment 5.

Considering the comment above, please revise your critical accounting policies to disclose the nature and amount of revenue dilution (e.g. from product returns, discounts for early payment or volume discounts, credits for product that is not sold by the expiration dates, and other allowances).  Your critical accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, expected introductions of new products that may result in larger than expected returns of current product.  Discuss to what extent you consider information from external sources (e.g end-customer demand, third-party market research data) to assist you in such critical estimates.  In addition, disclose and discuss any sales made to customers wherein such sales are as a result of incentives or in excess of the customer’s ordinary course of business inventory level.

Response 5.

We will expand our disclosure under Critical Accounting Policies to address sales returns and credits in future filings.

Note 7. Intangible Assets, F-14

Comment 6.

We note you have entered into a contract to be the primary liquid coffee provider for a large contract food service operator.  As part of that contract you agreed to pay $900,000 conversion fee which is being amortized based on the quantities of product sold during the term of the contract.  Please tell us where you have recorded the amortization of the fee and how you considered EITF 01-9.

Response 6.

Javo recorded amortization of $80,802 of the $900,000 fee as a marketing cost in 2007 consistent with prior years.  Based on our understanding of EITF 01-9, we believe that our reporting of the amortization of the conversion fee as a marketing expense rather than a reduction of gross revenue is correct.

Paragraph 11 of EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” states generally that slotting fees or placements fees that are consideration from a vendor to an entity that purchases the vendor’s products for resale should be recorded as a reduction in gross revenue rather than as an expense.  The conversion payment made by Javo was not paid to a reseller of products but rather to a group purchasing organization which provides cooperative purchasing services to its member organizations.  The consideration was paid to insure for the specified period that Javo’s products would be available for purchase by members of the group purchasing organization through its normal distribution channels.

Comment 7.

In connection with the comment above, it appears from your disclosure that in April 2007, the contract was modified to include other products and the terms of the agreement were extended through 2012.  Please provide a detailed discussion of how this modification affected your accounting for the agreement.  Specifically discuss how you have considered paragraphs 19-21 of SFAS 154.

Response 7.

In 2007, the contract with the group purchasing organization was modified to extend the term of the contract and to add our iced dispensed products to the approved products available to its members. In connection with the modification, Javo reviewed its accounting estimate for the amortization rate of the conversion fee to insure that the amortization rate would amortize the conversion fee over the extended period of the contract.  The Company continues to monitor the amortization rate to insure that the amortization rate is reasonable.  The modification was not considered a change in an accounting principle but a change in estimate under paragraphs 19-21 of SFAS 154 so no restatement of prior period is required.

Note 9. Long-Term Debt

Senior Convertible Debt, F-16

Comment 8.

We note from your disclosure that you have accounted for the warrants issued in connection with the Senior Convertible Debt as liabilities because the exercise price of the warrants will reset if you issue stock at a lower price.  Section 2 of the warrant agreements for the Series A, B and  warrants (filed as Exhibit 10.0, 10.10 and 10.11 in the Form 8-K on December 18, 2006) states that the exercise price of the warrants will be adjusted if you issue options or convertible securities at a price below the exercise price of the warrants.  Please provide a detailed discussion of how this clause will require liability classification under EITF 00-19 as it appears that you would be in control of whether a reset to the warrant price would occur.

Response 8.

We have accounted for the warrants issued in connection with the Senior Convertible Debt as liabilities in accordance with EITF 00-19.  We came to this conclusion for two reasons: 1) the exercise price of the warrants is subject to a reset provision, as noted in your comment letter, and 2) pursuant to section 4.b) of the warrant agreement, whereby the warrants may be cash settled upon the occurrence of a fundamental transaction with a private successor entity.  A fundamental transaction includes merging or selling the company, which is within the control of the company’s shareholders and not that of the company.  The amount payable upon the occurrence of a fundamental transaction is the then Black-Scholes value, which is not necessarily the same amount that would be payable had the holders converted their warrants in shares of stock and participated as equity holders.  Thus we concluded that we did not qualify for the exclusion provided for in paragraph 27 of EITF 00-19.

We will update our future disclosure to more completely describe why we are accounting for the warrants as liabilities under EITF 00-19.

Comment 9.

It appears from your disclosure that the warrants issued in connection with the Senior Convertible Debt are recorded at fair value at the time of issuance and not the relative fair value.  Please refer to the guidance in paragraph (16) of APB No. 14.  Please revise or advise.

Response 9.

When allocating the cash proceeds received to the Senior Convertible Debt and warrant liabilities, we allocated the proceeds first to the warrant liabilities and then the balance to the Senior Convertible Debt.  We followed the guidance provided by the AICPA Technical Practice Aid: Convertible Debt, Convertible Preferred Shares, Warrants, and Other Equity-Related Financial Instruments.

Specifically, chapter 2 (page 2-2) states, “Neither APB Opinion No. 14 or EITF Issue No. 00-27 provides specific guidance on how to allocate the proceeds between a debt or equity instrument and other freestanding financial instruments when those other instruments are classified as assets or liabilities and marked to fair value each period with changes in fair value reported in earnings…  In practice, for financial transactions that include debt or equity instruments and other freestanding financial instruments that are recorded at fair value each period with changes in fair value recorded in earnings, practitioners generally record the freestanding “mark-to-fair value” instrument at its initial fair value, and allocate the residual proceeds to the debt or equity instrument.”

Note 13.  Related Party Transaction, F-21

Comment 10.

We note your disclosure that you entered into a seven year rental agreement with Javo Dispenser, LLC to rent the liquid dispensers utilized by you for placement at your customers’ locations.  It appears that this entity was formed and owned by three of your current directors, two former directors and three current shareholders.  In, addition, your Chief Financial Officer serves as the General Manager of this LLC.  Please provide a detailed discussion to support your accounting treatment of the rental agreement.  Your discussion should specifically address where you obtained your liquid dispensers prior to this agreement and if Javo Dispenser supplies equipment to other entities, In addition, please tell us how you considered the guidance of ARB 51 and FIN 46(R).

Response 10.

Prior to entering into the agreement with Javo Dispenser, LLC (“LLC”), Javo Beverage Company (“Javo”) purchased its dispensers for cash and placed them in customer locations.  Because of rapid growth, Javo needed to finance the acquisition of additional dispensers but was unable to do so through traditional equipment lenders.  In order to facilitate the acquisition of these additional dispensers, the LLC was formed by the noted directors and shareholders.  No investment was made by Javo in the LLC, nor did Javo receive any equity in the formation of the LLC.  The LLC was able to obtain a limited line of credit and purchased dispensers from the same vendor, then rented the dispensers to Javo for installations at customer locations.  The LLC rented the dispensers it acquired only to Javo.  The agreement between Javo and the LLC calls for monthly rental fees to be paid to the LLC.  The LLC has a fixed capacity to purchase dispensers.  In early 2007, the LLC purchased its last dispensers and rented them to Javo.

We considered the following in determining our accounting treatment of the LLC:

A.
The LLC is an entity that meets the definition of a business for which the related parties of the reporting entity participated significantly in its design AND by its design, substantially all of the LLC’s activities involve the reporting entity.  The reporting entity, through the rental fees paid by the reporting entity, provides the financial support of the entity.

B.           The LLC is a legal entity.

C.           None of the scope exceptions in FIN 46 apply to the entity.

D.
Javo has an implicit interest in the LLC because if the entity is unable to meet its obligations, the related parties COULD direct the reporting entity to pay rental fees in advance or loan the LLC funds.

E.	The reporting entity has no direct equity investment in the entity, but the two entities have common management/ownership.

F.	By design, the holders of the entity’s investment, as a group, have the direct and indirect ability to make decisions about the entity’s activities that impact the entity’s success.

G.	The holders of the entity’s investment have the sole responsibility for the losses (and are solely entitled to the income) of the entity and have the right to expect the residual returns.

H.	Because the entity’s equity investors do NOT have disproportionate voting rights compared to the economic interests, by design, we determined the arrangement with the LLC was not a VIE arrangement.

I.
We determined that under ARB 51, Javo does not have a position in the LLC that should be consolidated, but to fully disclose the relationship with the LLC, we determined that disclosing the condensed financial statements of the LLC would be sufficient.

Item 9A. Controls and Procedures

Disclosure and Procedures

Comment 11.

Please disclose the reason why your Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were ineffective as of the end of the period covered in the report.

Response 11.

In preparing the 10-K, we mistakenly stated that our disclosure controls and procedures were ineffective.  In fact, our disclosure controls and procedures were effective as of the end of the period covered by the report.  The Chief Executive Officer and Chief Financial Officer did conclude that the Company’s disclosure controls and procedures were effective as of the period covered by the report.

Management’s Report on Internal Control over Financial Reporting, page 24

Comment 12.

It appears from your disclosure that you have identified a material weakness in your internal control over financial reporting, but you have concluded that your internal control of financial reporting was effective.  Please note that it does not appear appropriate to conclude that your internal control over financial reporting is effective if there is one or more material weaknesses.  Please refer to the guidance in Item 308(a)(3) of Regulation S-K.

Response 12.

In preparing the 10-K, we mistakenly stated that our internal control over financial reporting was effective.  In fact, our internal control over financial reporting was ineffective as of December 31, 2007.  As such, we disclosed the material weakness leading to the conclusion that the controls were ineffective

Comment 13.

Considering the comment above, please disclose when the material weakness was identified and by whom it was identified and when the material weakness first began.

Response 13.

This material weakness was identified by management during testing of controls.  The material weakness began with the implementation of Javo’s inventory processing software and separate accounting software in late 2006.

Comment 14.

In additional, please disclose in greater detail the nature of the material weakness identified.  In this regard, also revise to disclose the specific steps that you have taken, if any, to remediate the material weakness and disclose whether you believe the material weakness still exists at the end of the period covered by the report.

Response 14.

This material weakness consists of the inventory software not properly including costs of raw material purchased and used in Javo’s manufacturing process.  Quantities of raw materials, WIP, and finished goods were found to be correct, but valuation of these quantities required a re-valuation when being adjusted from the inventory software to the accounting software.  Because of the large quantity of items used in the processes, and the numerous times purchased, the current cost of the items are updated only periodically in the re-valuation sheet.  Testing found that numerous costs were incorrect; however, the amount of the resulting difference was immaterial to the financial statements.

We have hired an independent consultant to help the Company develop and implement the best process to insure that costs built up through the various processes are accurate and flow through the software system in a timely manner.   In the meantime, Company personnel including the Chief Financial Officer continue as a matter of routine, review the final inventory values to insure there is no material misstatement of the final inventory value in its financial reports.

Part IV

Item 15.  Exhibits and Financial Statement Schedules

Exhibits, page 29

Comment 15.

We note that during the current fiscal year you filed a registration statement on the Form S-3.  As a result please file a current consent in accordance with Item 601 of Regulation S-K.

Response 15.

We will file the appropriate consent with our next filing.  Attached is Exhibit 23 the proposed accountants consent for your review.

Comment 16.

Please file your agreement with Javo Dispenser, LLC as an exhibit in your next amendment.

Response 16.

We will file the Javo Dispenser, LLC agreement with our next filing.

Other Exchange Act Reports

Comment 17.

Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

Response 17.

As appropriate the Company will revise other Exchange Act reports.

Signatures

Comment 18.

Your Form 10-K must be signed by your principal officer or officers, and by your controller or preclinical accounting officer.

Response 18.

The signature of Richard A. Gartrell, the Company’s Chief Financial Officer was inadvertently left off the signature page for the Form 10-K.   The Company will insure that all filings will include the appropriate signatures as provided in Instruction D (2) (a) to Form 10-K.

After you have had a chance to review our responses, we would like to set up a call to discuss any additional questions and any comments on our responses.

Sincerely,

/s/ Richard A. Gartrell
Richard A. Gartrell
CFO

Exhibit 23

 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the incorporation by reference in Registration Statement No. 333-139935 on Form S-3, of our report dated March 12, 2007, relating to the financial statements of Javo Beverage Company, Inc. for the years ended December 31, 2006 and 2005.

/s/ Farber Hass Hurley LLP
Granada Hills, California